Exhibit 4.5

CERTAIN IDENTIFIED INFORMATION HAS BEEN EXCLUDED FROM THIS
EXHIBIT BECAUSE IT IS BOTH (I) NOT MATERIAL AND (II) WOULD BE
COMPETITIVELY HARMFUL IF PUBLICLY DISCLOSED

MANUFACTURING SERVICES AGREEMENT

This Manufacturing Services Agreement (the “Agreement”) is made and entered into as of August ___, 2023 (the “Effective Date”) by and between Tower Semiconductor Ltd., a company duly organized and existing under the laws of the State of Israel, having its principal place of business at Ramat Gavriel Industrial Park, P.O. Box 619 Migdal Haemek 23105, Israel and its affiliates (“Tower”), and Intel Corporation and its affiliates, a company duly organized and existing under the law of Delaware, and having its registered office at 2200 Mission College Blvd., Santa Clara, CA 95054-1549, United States (“Intel” or the “Supplier”).  Each of Tower and Intel may be referred to as a “Party” and collectively as the “Parties” to this Agreement.

WHEREAS, Intel operates multiple manufacturing facilities worldwide with 300mm capabilities that could be used to manufacture Tower’s CMOS analog and mixed signal technologies;

WHEREAS, Tower operates wafer fabrication facilities and provides its customers with wafer manufacturing services on, among others, 300mm wafers using 65nm and below technologies such as RFSOI, RFCMOS and power management BCD and imaging and display technologies;

WHEREAS, Tower wishes to engage Intel as its subcontractor and to that end, will engage on the transfer and qualification of 65nm RFSOI and power management BCD technologies and certain 65nm derivatives in the Intel Facility (defined below) and then manufacture semiconductor wafers with those technologies (such wafers referred to as “Tower Products”); and

WHEREAS, Intel wants to serve as Tower’s supplier for manufacturing the Tower Products at the Intel facility in accordance with the specifications and acceptance criteria agreed in the appropriate SOW, and deliver the Tower Products to Tower in accordance with the terms as mutually agreed between Intel and Tower.

NOW, THEREFORE, for good and valuable consideration, the receipt of which is hereby acknowledged, the Parties hereby agree as follows:

1.	Definitions. In addition to the terms defined above and elsewhere in this Agreement, the following terms will have the meanings set forth below:

1.1	“CNDA” means the Corporate Non-Disclosure Agreement entered into by the Parties dated July 29, 2002 (CNDA No. [***]).

1.2	“Intel Facility” means Intel’s fab facility (Fab 11x) located in Rio Rancho, New Mexico.

1.3	“M-RUNDA” means the Master Restricted Use Non-Disclosure Agreement entered into by the Parties dated November 29, 2022 (M-RUNDA No. [***]).

1.4	“Non-Production Wafers” means Wafers that are not intended to be sold as a fully-qualified product, including engineering, pre-qualification, and Pre-Production Wafers.

1.5	“Pre-Production Wafers” means Wafers manufactured by Intel prior to Technology Qualification.

1.6	“Technology Qualification” means the qualification of the process technology for each type of Tower Product as described in Exhibit 2.

1.7
“Tower’s Property” means all drawings, specifications, recipes and technical information, and any other property (including any intellectual property embodied therein and any property of Tower’s customers) furnished to Intel by Tower in connection with a Technology Qualification.

1.8	“Tower Tools” is defined in Exhibit 1, Section 8 below. Intel will periodically provide Tower with an updated list of the Tower Tools.

1.9
“Starting Material” means the substrate material used for the fabrication of integrated circuits that Tower will provide to Intel, and that Intel will use to manufacture the Tower Products (as defined in Exhibit 1 and more fully described in Exhibit 2).

1.10
Any reference to ‘days’ in this agreement, absent specific language to the contrary will mean calendar days.  When the term ‘business days’ is used it will be mean days of business of the party for whom the obligation applies.

2.
Scope of Services.  The Parties have agreed that during the term of this Agreement Intel will provide its services in accordance with the Foundry Product Attachment Scope of Services attached as Exhibit 1 (“Project Description”) and the Statement of Work (“SOW”) attached as Exhibit 2 hereto (collectively, the “Services”).  The Project Description and SOW may be amended from time to time by the Parties’ written mutual agreement.

3.	Delivery. Intel shall deliver to Tower the finished Tower Products in accordance with Exhibit 1 (Foundry Product Attachment).

4.	Prices and Payment.

4.1	The agreed upon prices for the Tower Products, Services and other remuneration to be paid to Intel are as set forth in the Project Description.

4.2
All payments to Intel will be due at Intel’s bank [***]) calendar days from date of receipt by Tower of Intel’s invoice. Intel will deliver the Tower Products to Tower at Intel’s dock under [***] (Incoterms 2020).

5.
Confidentiality.  All Confidential Information (as defined in the CNDA) of each Party disclosed in the course of performance of this Agreement will be subject to the terms set forth in the CNDA and the M-RUNDA, as appropriate. The existence and terms of this Agreement is Tower’s and Intel’s Confidential Information and may not be disclosed by a Party to a third party absent written permission from the other Party unless the disclosure is required by applicable law or stock regulation, in which case the disclosing Party must provide reasonable advance notice and opportunity to comment to the other Party prior to the disclosure.

6.	Limited Warranty.

6.1
Intel warrants that for a period of [***] from the date the Tower Products are delivered by Intel to Tower (“Warranty Period”):  (i) the Tower Products will be processed in conformance with Tower’s applicable process specifications in accordance with Tower’s manufacturing procedures, specifications and acceptance criteria set forth in the SOW; and (ii) the Tower Products are free of liens and encumbrances (other than any that may have been placed upon them by Tower or Tower’s creditors)  (the “Warranty”).  Wafers which are Non-Production Wafers, or which have been subject (other than by Intel or Intel’s subcontractors) to abuse, misuse, accident, alteration, neglect, electromigration effects or other conditions outside specifications, radiation-induced damage, unauthorized or improper repair or improper application are not covered by the Warranty. The Warranty does not cover damage resulting from environmental or externally induced degradation. Intel will not be responsible for claims pursuant to this Warranty where the failure of the Warranty was caused by: (i) acts not performed by Intel or Intel’s subcontractors; (ii) design or application; or (iii) the combination of Tower Products with other products and/or things, if such combination was the cause of the failure.

6.2
Tower Products delivered by Intel to Tower are not intended for use in and no warranty is made with respect to applications where failure to perform can reasonably be expected to result in significant injury (including, without limitation, navigation, weaponry, aviation or nuclear equipment, or for surgical implant or to support or sustain life) and Tower will indemnify and hold harmless Intel, and at Intel’s option, defend Intel, from all claims, damages and liabilities arising out of any such matters.

6.3
If any warranted Tower Products fail to conform to the Warranty, Intel’s sole and exclusive liability will be, at Intel’s option (provided however that Tower will not be required to accept repaired or replacement Tower Products if Tower no longer has a need for such Tower Products and in such case Intel would provide Tower with credit), to repair, replace or credit Tower’s account with an amount equal to [***]provided that Tower returns the Tower Products in accordance with Intel’s RMA procedure. If any such Tower Products is nonconforming, transportation and other charges for the shipment of replacement or repaired Tower Products to Tower will be paid by Intel (excluding customs clearance charges for ex-USA locations, which charges will be paid by Tower). Intel will have a reasonable time to make repairs or to replace Tower Products or to credit Tower’s account. All warranty claims must be made within [***] of the date Tower learns, or with reasonable diligence should have learned, of the nonconformance giving rise to the claim.

6.4
EXCEPT AS SET FORTH IN THIS SECTION 6, THE SERVICES, TOWER PRODUCTS, NON-PRODUCTION WAFERS, TOWER TOOLS AND ANY OTHER TECHNOLOGIES PROVIDED BY OR ON BEHALF OF INTEL (AND ALL INTELLECTUAL PROPERTY THEREIN) ARE PROVIDED “AS IS” AND INTEL DISCLAIMS ANY AND ALL WARRANTIES, EXPRESS OR IMPLIED OR STATUTORY, ARISING FROM COURSE OF DEALING OR USAGE OF TRADE. IN PARTICULAR, ANY AND ALL WARRANTIES OF MERCHANTABILITY, FUNCTIONALITY FOR ANY SPECIFIC PURPOSE, OR NON-INFRINGEMENT ARE HEREBY EXPRESSLY DISCLAIMED.

7.
Intellectual Property. All drawings, specifications, recipes and technical information and any other property (including any intellectual property embodied therein) furnished to Intel, shall be and remain the sole and exclusive property of Tower or its licensors, as applicable, and is considered Tower’s Confidential Information in accordance with the CNDA (“Tower’s Property”). [***]Intel may use Tower’s Property and any part thereof for the sole purpose of providing Services to Tower under this Agreement and Intel obtains no rights thereto except for the limited and nontransferable right above.  All technical information, recipes, specifications, drawings, and other intellectual property provided by Intel in connection with this Agreement based on Intel’s proprietary and confidential information shall at all times remain the sole and exclusive property of Intel, and Tower obtains no rights thereto except for the limited and non-transferable license rights to rely on Intel’s intellectual property in connection with the manufacture, use, sale, export and distribution of Tower Products delivered by Intel to Tower.  Each Party may not use the other Party’s intellectual property except as set forth in this Agreement, and each Party may not attempt to reverse engineer, decompile, deconstruct or replicate the other Party’s intellectual property.    [***]

8.
Representations. The Parties represent that they are fully authorized and empowered to enter into this Agreement, and that the performance of the obligations under this Agreement will not violate or infringe upon the rights of any third party.

9.	Indemnification.

9.1	[***]

9.2	[***].

9.3	[***]

9.4
Tower’s obligation under Section 9.1 is conditioned on Intel: (i) giving prompt written notice to Tower; (ii) giving Tower all needed information, assistance, and authority; and (iii) obtaining Tower’s written consent before entering into any compromise or settlement of such claim. Tower’s obligation under Section 9.2 is conditioned on Intel giving prompt written notice to Tower and reasonably cooperating with Tower and obtaining Tower’s written consent before entering into any compromise or settlement of such claim.  Tower’s obligation under Section 9.3 is conditioned on Intel: (i) giving prompt written notice to Tower; (ii) permitting Tower to control defense and settlement; (iii) giving Tower all needed information, assistance, and authority; and (iv) obtaining Tower’s written consent before incurring any costs or expenses or entering into any compromise or settlement of such claim.

9.5
Exclusions from Tower’s Duty to Indemnify.  Notwithstanding anything in Sections 9.1 through 9.4, Tower has no obligation to indemnify or defend Intel for a claim made against modificat--ions to Tower’s Property by Intel, unless made at Tower’s or its customer’s direction.

10.	Limitation of Liability.

10.1
EXCEPT FOR: [***], IN NO EVENT WILL EITHER PARTY HAVE ANY LIABILITY TO THE OTHER PARTY, END USERS OR ANY OTHER THIRD PARTY, FOR ANY LOST ACTUAL OR ANTICIPATED PROFITS, LOSS OF THE USE OF MONEY, LOSS OF ANTICIPATED SAVINGS, LOSS OF BUSINESS, LOSS OF OPPORTUNITY, LOSS OF GOODWILL, LOSS OF USE OF PRODUCTS, LOSS OF REPUTATION, LOSS OF, DAMAGE TO, OR CORRUPTION OF DATA, OR COSTS OF PROCUREMENT OF SUBSTITUTE GOODS OR SERVICES, OR FOR ANY INDIRECT, ENHANCED, SPECIAL, EXEMPLARY, PUNITIVE, OR CONSEQUENTIAL DAMAGES, HOWEVER CAUSED, ARISING OUT OF THIS AGREEMENT, UNDER ANY CAUSE OF ACTION OR THEORY OF LIABILITY, AND WHETHER OR NOT SUCH PARTY HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGE. THESE LIMITATIONS WILL APPLY NOTWITHSTANDING THE FAILURE OF THE ESSENTIAL PURPOSE OF ANY LIMITED REMEDY. IN ADDITION, NEITHER PARTY WILL BE LIABLE FOR: (i) AMOUNTS ASSESSED OR AWARDED ON THE VALUE OF SERVICES OR AN ASSEMBLY OF PRODUCTS, DEVICES OR COMPONENTS THAT INCLUDES A PRODUCT, SUBJECT TO A CLAIM UNDER SECTION 9 (INDEMNIFICATION), WHERE THAT CLAIM INCLUDES A DEMAND FOR DAMAGES ASSOCIATED WITH THE ENTIRE ASSEMBLY (E.G., DAMAGES BASED UPON THE “ENTIRE MARKET VALUE” RULE); OR (ii) AMOUNTS ASSESSED OR AWARDED BASED ON THE VALUE OR SALES PRICE OF ANY PRODUCTS, DEVICES, COMPONENTS OR SERVICES OTHER THAN A PRODUCT INDEMNIFIED UNDER THIS AGREEMENT, WHEN AN ASSESSMENT OR AWARD INCLUDES AN ALLEGATION THAT THOSE OTHER ITEMS WOULD HAVE BEEN SOLD TOGETHER WITH, OR AS SPARE PARTS SOLD FOR, A PRODUCT SUBJECT TO A CLAIM UNDER SECTION 9 (INDEMNIFICATION) (E.G., “CONVOYED SALES” OR “DERIVATIVE SALES”).

10.2
EXCEPT FOR: [***]), IN NO EVENT WILL EITHER PARTY’S TOTAL CUMULATIVE LIABILITY FOR CLAIMS OR CAUSES ARISING OUT OF THIS AGREEMENT OR THE TRANSACTION CONTEMPLATED THEREBY, EXCEED [***]. THE EXISTENCE OF MORE THAN ONE CLAIM AGAINST THE PARTICULAR PRODUCTS MANUFACTURED FOR OR DELIVERED TO TOWER UNDER THIS AGREEMENT WILL NOT ENLARGE OR EXTEND THIS LIMIT.

10.3
THE PARTIES UNDERSTAND AND AGREE THAT THE FOREGOING LIABILITY LIMITATIONS ARE ESSENTIAL ELEMENTS OF THIS AGREEMENT AND THAT IN THE ABSENCE OF SUCH LIMITATIONS THE MATERIAL AND ECONOMIC TERMS OF THIS AGREEMENT WOULD BE SUBSTANTIALLY DIFFERENT.

10.4
To the extent a judgment paid to a third party pursuant to Section 9 (INDEMNIFICATION) in connection with an indemnified claim includes increased damages resulting from a finding of willful infringement of any United States patent or copyright, except to the extent such willful infringement arises from compliance with the applicable indemnitor’s written instructions relating to the claim, as applicable, the indemnitor will have no liability with respect to the amount of such increase, provided the indemnitor will remain liable for the original amount of such damages.

10.5
The exclusions and limitations of Sections 6 (LIMITED WARRANTY), 9 (INDEMNIFICATION), and 10 (LIMITATION OF LIABILITY) will survive the termination of the Agreement and will apply notwithstanding any claim of a failure of any one or more remedies to accomplish their purpose, and THE PARTIES EXPRESSLY WAIVE AND RELINQUISH ANY CONTRARY RIGHTS UNDER ANY AGREEMENT, AND/OR LAW, DECISION, CUSTOM OR PRACTICE.

11.
Force Majeure.  Excluding payment obligations, neither Party shall be liable to the other Party for any delays or failure to perform under this Agreement caused by circumstances outside such Party’s control, including but not limited to fires, floods, government acts or regulations, and strikes (“Force Majeure Event”).  In such events, the affected Party shall immediately inform the other Party of such circumstances together with documents of proof and the performance of obligations hereunder shall be suspended during, but not longer than, the period of existence of such cause. If the Force Majeure Event prevents Intel from delivering Tower Products, Intel shall, without obligation, discuss with Tower options for transferring the 65nm and derivative (if any) production processes for all Tower Products that may be affected to another Intel production location with prior written consent of Tower or for implementing other measures to ensure timely supply of the Tower Products.

12.
Independent Contractor Status.  The Parties intend that Intel be engaged as an independent contractor. Nothing contained in this Agreement will be construed to create the relationship of employer and employee, principal and agent, partnership or joint venture, or any other fiduciary relationship. Neither Party shall act as agent for, or on behalf of the other Party, or to represent or bind the other Party in any manner.

13.	Term. This Agreement shall commence on the Effective Date, and continue thereafter until [***], unless the Parties mutually agree to extend this Agreement for an additional 5 years in writing.

14.	Termination.

14.1
Termination for Material Breach. Either Party may terminate this Agreement for uncurable material breach by the other Party. For a material breach that cannot be cured, the Agreement will terminate upon delivery of notice of the breach (or on any later date stated in the notice) by the non-breaching Party. For a material breach that is capable of being cured, the Parties will first use the process described in Section 18 (Dispute Resolution). If the breach has not been cured, the Agreement will terminate automatically on the date of exhaustion of such process, or on the date stated in the notice of breach by the non-breaching party, whichever comes later. In cases of breach of payment obligations by Tower that remains uncured ten (10) days after notice of delivery of the breach, Intel may, at its option, pause performance of its obligations under this Agreement until such time as the breach is cured. In all cases, the notice of breach by the non-breaching party must identify the provisions of the Agreement that have been breached and state the facts establishing such breach.

14.2
Termination for Force Majeure Event.  Intel may terminate this Agreement without penalty if a Force Majeure Event renders Intel unable to provide the Services through commercially reasonable efforts for a continuous period of more than [***]from the date of the occurrence of the Force Majeure Event.

14.3
Effect of Termination.  In the event of termination pursuant to this Section 14, neither Party shall be liable to the other Party for monetary damages arising solely as a result of such termination. All payment obligations existing at the time of termination remain valid and in force.

14.3.1
If the Agreement is terminated by Tower pursuant to Section 14.1 (Termination for Material Breach), Intel will uninstall the Tower Tools at its expense and will make them available to Tower without unnecessary delay and this will not derogate from any other claim Tower may have for compensation from Intel, and in addition (i) Intel will return to Tower any prepayments from Tower’s customers that Tower paid to Intel for purchase orders that remain unfulfilled as of the date of such termination;  (ii) Intel will promptly return the Tower Tools in “as-is” condition, after removing all Intel IP and Intel Confidential Information,  and  Tower shall be liable for all documented actual expenses incurred by Intel in  returning the Tower Tools to Tower; and (iii) Tower may sell or relocate the Tower Tools elsewhere at its sole discretion.

14.3.2
If the Agreement is terminated by Intel pursuant to Section 14.1 (Termination for Material Breach), Intel will have the option to purchase the Tower Tools at its sole discretion, on a tool-by-tool basis, for book value on Tower’s books at the time of the breach. Tower will reimburse Intel for all documented expenses incurred by Intel in uninstalling and removing the Tower Tools for which Intel does not exercise its purchase option from the Intel facility.

14.3.3
If the Agreement is terminated pursuant to Section 14.2 (Termination for Force Majeure Event), (i) Intel will return to Tower any prepayments from Tower’s customers that Tower paid to Intel for purchase orders that remain unfulfilled as of the date of such termination;  (ii) Intel will promptly return the Tower Tools in “as-is” condition regardless of whether the Tower Tools were affected by the Force Majeure Event and Tower shall be liable for all documented actual expenses incurred by Intel in uninstalling and returning the Tower Tools; and (iii) Tower may sell or relocate the Tower Tools elsewhere at its sole discretion.

14.3.4
Termination or expiration of this Agreement will have no effect on any signed Non-Disclosure Agreements between the Parties (including without limitation the CNDA and M-RUNDA), which remain in full force and effect as separate agreements according to their terms.

14.3.5
The Tower Tools will be cleansed of any Intel technology, data and intellectual property as part of any uninstall of the Tower Tools prior to being provided back to Tower and Tower will have no license, express or implied, or other intellectual property rights from Intel or its licensors to any such technology, data or intellectual property.

14.3.5	Survival. Sections 1, 5 through 11, 13 through 16, 18, and 19 will survive the termination or expiration of this Agreement.

15.
Change of Control. Either Party may not assign, delegate or otherwise transfer this Agreement or any rights or obligations under this Agreement in whole or in part (whether by operation of law, through change of control or otherwise), without the other Party’s prior written consent, which shall not be unreasonably withheld.  Any prohibited assignment or transfer shall be null and void. Notwithstanding the foregoing, either Party may assign this Agreement to its successor following an acquisition or merger of all or substantially all the assets or stock of such Party (or any transaction having a similar effect), provided the assignee or successors shall assume all obligations under this Agreement, which will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and permitted assignees.

16.	Taxes.

16.1
Transaction Taxes. Tower will pay all applicable transaction taxes, in connection with Tower funded cap-ex and tools’ purchases and wafers, and purchase of Intel-provided services, including VAT thereon, as imposed on a purchaser by applicable laws, including but not limited to sales and use taxes (including, without limitation any taxes imposed on Intel arising from the transfer of title to the Tower Tools acquired by Intel on Tower’s behalf), value added taxes and other transactional charges such as duties, customs, tariffs, imposts, and government-imposed surcharges (collectively, “Transaction Taxes”).  If Intel is required by applicable law to collect from Tower and remit any Transaction Taxes to the appropriate taxing authority, Tower will pay such Transaction Taxes to Intel as reflected in an applicable invoice issued under this Agreement.  If Tower is exempt from any Transaction Taxes which Intel would otherwise be required to collect, Tower will provide proof of such exemption to Intel at least fifteen (15) business days prior to the due date for a payment.  If Intel does not collect Transaction Taxes from Tower but later remits payment of Transaction Taxes for which Tower is responsible to any taxing authority, including as a result of an audit, notice of assessment or other written communication from a taxing authority, then within five (5) business days from receipt of a written notice from Intel, Tower will promptly reimburse Intel for such Transaction Taxes and any accrued interest and penalties if any such delay in payment is attributable to Tower.

16.2
Withholding Taxes.  All payments will be made free and clear without deduction for any present and future taxes imposed by any taxing authority.  If Tower is required by applicable law to deduct or withhold income taxes (“Withholding Taxes”) therefrom, then Tower will duly withhold and will pay to Intel the remaining net amount after the deduction of Withholding Taxes and promptly provide Intel with an official tax receipt or other evidence that Withholding Taxes have been remitted to the relevant taxing authority.  Tower will provide written notice to Intel of its intent to withhold (including details of the amounts and legal basis for Withholding Taxes) at least fifteen (15) business days prior to the due date for any payments under this Agreement and will cooperate with Intel to reduce any Withholding Taxes.  If Intel provides Tower with an official certificate or other documentation issued by the relevant taxing authority for a lower rate of, or exemption from, Withholding Taxes to be applied on the payments made by Tower to Intel, then Tower will apply such lower rate or exemption to Withholding Taxes in accordance with such certificate or documentation.

17.
Customer Engagement. Tower may provide Intel with information about its customers in order to enable Intel to manufacture Tower Products. Any such information shall be provided on a confidential basis under the confidentiality obligations set forth herein.  Absent Tower’s written pre-approval, during the term of this Agreement, Intel will not engage, directly or indirectly with Tower’s current customers regarding provision of the Services during the term of this Agreement.

18.	Dispute Resolution.

18.1
Any dispute arising directly under the express terms of this Agreement or the grounds for termination of any rights granted under this Agreement shall be resolved as follows: First, within forty five (45) calendar days from one Party’s written request or payment demand giving rise to the dispute (including an invoice or other payment demand) to the other, senior vice presidents or higher of both Parties shall meet to attempt to resolve such dispute. If the senior vice presidents or higher cannot resolve the dispute, either Party may then make a written demand for formal dispute resolution by tendering to the other Party notice of the dispute and its intent to invoke the terms of this Section 18. The Parties agree to meet within forty-five (45) calendar days of such a demand with an impartial mediator selected by mutual agreement to participate in a one-day, non-binding mediation. In the event the Parties cannot agree on a mediator, they shall each select one nominator, who shall not at that time be employed by either Party, and the two nominators shall agree on and appoint the mediator. If the Parties have not resolved the dispute or claim within thirty (30) calendar days after the one-day, non-binding mediation, either Party may begin litigation proceedings.

18.2
This Agreement, and any dispute or claim arising out of or in connection with it or its subject matter or formation, will be governed by the laws of the State of Delaware U.S.A. and the United States notwithstanding its conflicts of laws provision. Each Party irrevocably agrees the courts of Delaware, U.S.A. will have exclusive jurisdiction to settle any dispute or claim arising out of or in connection with the Agreement or its subject matter or formation. The Parties waive any objection to such choice of law, jurisdiction and venue selection. The Parties expressly reject the application of the United Nations Convention on Contracts for the International Sale of Goods.

19.	Miscellaneous.

19.1
Notices. Notices must be in writing and sent to both the mailing and email address below along with a copy of this Agreement. Email delivery alone is insufficient. Paper copies must be sent by overnight courier with tracking. Nothing in this section relates to service of process. Unless changed by notice, all notices must be addressed as follows:

For Intel:
Intel Corporation 2200 Mission College Boulevard Santa Clara, CA 95054 United States of America Attn: General Counsel Reference ID: Sean Fernandes, IFS Legal
With a copy, which will not be notice, to:  Intel-Legal-Notices@intel.com
 And with a copy, which will not be notice, to:
Intel Corporation
Post Contract Management, M/S FM1-531900
1900 Prairie City Road
Folsom, CA 95630
Email: post.contract.mgmt@intel.com

For Tower: Tower Semiconductor Ltd., Ramat Gavriel Industrial Park, P.O. Box 619 Migdal Haemek 23105, Israel Attn: General Counsel	And with a copy, which will not be notice, to: Email: natiso@towersemi.com

19.2
Compliance with Laws. Each Party and its agents, employees, and subcontractors must comply with all applicable laws, regulations, and government orders (including those related to anti-corruption and export control) in the performance of this Agreement.

19.3
Policies and Procedures.  The Parties acknowledge and agree that in order for Intel to provide Tower with the Services there will be additional policies and procedures that will need to be provided and adhered to and the Parties agree to work in good faith to implement and operate under such policies and procedures that reflect industry standards.

19.4
Counterparts and Signatures.  This Agreement may be executed in several counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.  The Parties agree that facsimile or electronic transmission of original signatures constitute and will be accepted as original signatures.

19.5
Conflicts Among Documents. The provisions of this Agreement will prevail over different, conflicting, or additional provisions in any purchase order, acknowledgment, invoice, or other similar document issued by either Party in connection with this Agreement. If there is any conflict between the provisions of this Agreement and any other document included or referenced in this Agreement, the descending order of precedence for determining which terms will control is (A) the provisions of this Agreement, (B) Exhibit 1 (Foundry Product Attachment); (C) Exhibit 2 (SOW).

19.6
Severability. If a court holds a part of this Agreement unenforceable, the court will modify that part to the minimum extent necessary to make that part enforceable, or if necessary, sever that part. The rest of this Agreement remains fully enforceable.

19.7
Entire Agreement.  This Agreement, including Exhibits 1 (Foundry Product Attachment) and Exhibit 2 (SOW) and their respective addenda and schedules, if any, represents the entire agreement between the Parties, and supersedes all prior and contemporaneous agreements, understandings, conditions, representations, warranties, and communications between the Parties relating to this Agreement’s subject matter.  Amendments to this Agreement shall only have any force and effect to the extent executed by both Parties and identified as an amendment hereto.

[REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed by their duly authorized officers or representatives.

Tower Semiconductor Ltd.	Intel Corporation
By:_________________________	By:____________________________
Name:_______________________	Name:_________________________
Title:________________________	Title:__________________________
Date:________________________	Date:__________________________

[***][***]